SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                       Chiquita Brands International, Inc.
                       -----------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    170032106
                                    ---------
                                 (CUSIP Number)

                              Samuel Lewis Navarro
                                    President
                    Consolidated Fruit Corporation (BVI) Ltd.
                              Avenida Federico Boyd
                                     No. 431
                                   Panama City
                                     Panama
                                 (507) 269-3299
                                 --------------
                       (Name, Address and Telephone Number
                    of Person Authorized to Receive Notices)

                                 With a Copy to:
                             Spencer D. Klein, Esq.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                            Telephone: (212) 848-4000

                                December 15, 1999
                                -----------------
             (Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), ss. 240.13d-1(f) or ss.240.13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                  SCHEDULE 13D


CUSIP No.   170032106                                  Page 2 of 8 Pages

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1         Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

          Consolidated Fruit Corporation (BVI) Ltd.
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2         Check the Appropriate Box if a Member of a Group

                                                                 (a)   |_|
                                                                 (b)   |_|
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3         SEC Use Only
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4         Source of Funds (See Instructions) 00
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5         Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e). |_|

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6         Citizenship or Place of Organization  British Virgin Islands
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            NUMBER OF              7    Sole Voting Power     4,339,900*
             SHARES
          BENEFICIALLY             8    Shared Voting Power  0
            OWNED BY
              EACH
            REPORTING              9    Sole Dispositive Power     4,339,900*
             PERSON
              WITH                 10   Shared Dispositive Power  0

--------------------------------------------------------------------------------
11        Aggregate Amount Beneficially Owned by Each Reporting Person
             4,339,900*
--------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |_|

--------------------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11)     6.6%*
--------------------------------------------------------------------------------
14        Type of Reporting Person (See Instructions)  CO
--------------------------------------------------------------------------------

--------------

* Does not include 67,700 shares of Chiquita Common Stock owned by the Lewis Navarro Family for which CFC disclaims beneficial ownership.

Item 1. Security and Issuer

         The class of equity securities to which this statement relates is the common stock, par value $.01 per share (the "Chiquita Common Stock"), of Chiquita Brands International, Inc., a New Jersey corporation (the "Issuer"). The principal executive offices of the Issuer are located at 250 East Fifth Street, Cincinnati, Ohio 45202.

Item 2. Identity and Background

         The name of the person filing this statement is Consolidated Fruit Corporation (BVI) Ltd., a corporation organized under the laws of the British Virgin Islands ("CFC"). CFC is a holding company formed solely for the purpose of holding shares of Chiquita Common Stock. CFC currently has no principal business or operations other than the ownership of Chiquita Common Stock and operations incidental thereto. The address of CFC's principal business and CFC's principal office is Avenida Federico Boyd, No. 431, Panama City, Panama.

         Set forth in Schedule I is the name, citizenship, business or residence address and present principal occupation or employment, as well as the name and address of any corporation or other organization in which such occupation or employment is conducted, of each of the directors and executive officers of CFC.

         During the last five years, neither CFC nor, to the knowledge of CFC, any person named in Schedule I, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

         During the last five years, neither CFC nor, to the knowledge of CFC, any person named in Schedule I, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

         Pursuant to a Contribution Agreement, dated December 15, 1999, among Banistmo Capital Market Group Inc., a corporation organized under the laws of Panama ("Banistmo"), ELPV, a corporation organized under the laws of Panama ("ELPV") and Daza Corporation, a corporation organized under the laws of British Virgin Islands ("Daza" and, together with Banistmo and ELPV, the "Investors"), the Investors collectively contributed to CFC an aggregate of 3,210,300 shares of Chiquita Common Stock and cash (the "Cash Contribution"). A portion of the Cash Contribution was used by CFC to purchase the remaining 1,129,600 shares of Chiquita Common Stock owned by CFC.


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         Samuel Lewis Navarro, President and a director of CFC, together with certain members of his family and certain family controlled entities (the "Lewis Navarro Family") beneficially own 1.0% of the outstanding Chiquita Common Stock. The Lewis Navarro Family has acquired all such shares of Chiquita Common Stock with personal funds.

Item 4. Purpose of Transaction

         The Investors each acquired the Chiquita Common Stock ultimately contributed to CFC for the purpose of making an investment in the Issuer and CFC acquired such shares and the additional shares reported in this Schedule for the purpose of making an investment in the Issuer. At no time prior to December 15, 1999 have the Investors and CFC, either individually or in the aggregate, owned in excess of 5% of the outstanding shares of Chiquita Common Stock. In response to the continuously declining value of Chiquita Common Stock, representatives of the Investors have in the past approached representatives of the Issuer, American Financial Group, Inc. ("AFG"), the direct parent of the Issuer, and members of the Lindner family (the "Lindners"), AFG's controlling stockholders, to discuss various options for enhancing stockholder value. CFC was formed to facilitate such discussions.

         On several occasions, CFC, either directly through its stockholders or indirectly through its counsel, engaged in preliminary discussions with representatives of the Issuer, AFG or the Lindners intended to explore various options for enhancing stockholder value. CFC was prepared to discuss options which included a possible acquisition, business combination, joint venture or other strategic transaction with the Issuer. Such discussions have not proceeded past a very preliminary stage. During CFC's most recent discussions with AFG, representatives of AFG made CFC aware that the Issuer may consider initiating an auction process that might result in a sale of the Issuer. CFC was invited to participate in such process. CFC does not know whether the Issuer is in fact initiating an auction process or the timing or scope of such auction.

         CFC intends to continuously review its investment in the Issuer on the basis of various factors, including the Issuer's business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's securities in particular, public announcements by the Issuer or AFG elaborating on the intention to pursue a possible sale of the Issuer as well as other developments and other investment opportunities. Based upon such review, CFC will take such actions in the future as CFC may deem appropriate in light of the circumstances existing from time to time, which may include participating in a process, if any, conducted by AFG or attempting to enter into an alternative strategic transaction with the Issuer. In any event, if CFC believes that further investment in the Issuer is attractive, whether because of the market price of the Issuer's securities or otherwise, it may acquire additional shares of Chiquita Common Stock or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, CFC may determine to dispose of some or all of the Chiquita Common Stock which it currently owns or which it may later acquire, either in the open market or in privately negotiated transactions.


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         Based upon its continuous review of its investment in the Issuer described above, CFC may in the future determine to make additional proposals to acquire control of all or substantially all of the voting capital stock of the Issuer or otherwise engage in a business combination with the Issuer. However, CFC has not currently formulated any definitive plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change in the Issuer's capitalization or dividend policy, (f) any other material change in the Issuer's business or corporate structure, (g) any change in the Issuer's charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer's securities to be deregistered or delisted, (i) a class of equity securities of the Issuer becoming eligible for termination of registration or (j) any action similar to any of those enumerated above.

         The Lewis Navarro Family acquired Chiquita Common Stock for investment purposes. Based upon the Lewis Navarro Family's continuous review of its investment in the Issuer, the Lewis Navarro Family may, if the Lewis Navarro Family believes that further investment in the Issuer is attractive, whether because of the market price of the Issuer's securities or otherwise, acquire additional shares of Chiquita Common Stock or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Lewis Navarro Family may determine to dispose of some or all of the Chiquita Common Stock which it currently owns or which it may later acquire, either in the open market or in privately negotiated transactions. The Lewis Navarro Family has not currently formulated any definitive plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change in the Issuer's capitalization or dividend policy, (f) any other material change in the Issuer's business or corporate structure, (g) any change in the Issuer's charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer's securities to be deregistered or delisted, (i) a class of equity securities of the Issuer becoming eligible for termination of registration or (j) any action similar to any of those enumerated above. CFC hereby disclaims beneficial ownership of the shares of Chiquita Common Stock owned by the Lewis Navarro Family.

Item 5. Interest in Securities of the Issuer

         (a)-(b) CFC is the sole beneficial owner of, and has the sole power to vote or to direct the vote or dispose or direct the disposition of, 4,339,900 shares of Chiquita Common Stock, representing 6.6% of the outstanding shares of Chiquita Common Stock. The shares of Chiquita Common Stock

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owned by CFC do not include the 67,700 shares of Chiquita Common Stock owned by the Lewis Navarro Family for which CFC disclaims beneficial ownership. The calculation of the foregoing percentage is based on the number of shares of Chiquita Common Stock disclosed as outstanding on November 1, 1999 by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1999.

         The Lewis Navarro Family beneficially owns, and has the sole power to vote or to direct the vote or dispose or direct the disposition of, 67,700 shares of Chiquita Common Stock, representing 1.0% of the outstanding shares of Chiquita Common Stock. The calculation of the foregoing percentage is based on the number of shares of Chiquita Common Stock disclosed as outstanding on November 1, 1999 by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1999.

         (c) Within the last 60 days, pursuant to the Contribution Agreement, CFC acquired (on December 15, 1999) 3,210,300 shares of Chiquita Common Stock and the Cash Contribution in exchange for shares of Common Stock, par value $1.00 per share, of CFC. On December 15, 1999, December 16, 1999, December 17, 1999, December 20, 1999, December 21, 1999, December 22, 1999 and December 23, 1999, CFC acquired 145,000, 202,000, 202,000, 175,000, 7,000, 38,000 and 360,600
shares of Chiquita Common Stock, respectively, at a price of $3.42, $3.78, $4.06, $4.11, $4.19, $4.19 and $4.19 per share, respectively.

         Within the last 60 days, the Lewis Navarro Family has not acquired or disposed of any shares of Chiquita Common Stock.

         (d) No person other than CFC is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Chiquita Common Stock purchased by CFC.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any person with respect to any Securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantors of profit, division of profit or loss or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

                  Not applicable.



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


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 27, 1999

                                             CONSOLIDATED FRUIT
                                             CORPORATION (BVI) LTD.

                                             By:   /s/ Samuel Lewis Navarro
                                                --------------------------------
                                                Name:  Samuel Lewis Navarro
                                                Title: President





















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                                                                      Schedule I

                        DIRECTORS AND EXECUTIVE OFFICERS
                  OF CONSOLIDATED FRUIT CORPORATION (BVI) LTD.

                  The name, business address and title with CFC and present principal occupation or employment, of each of the directors and executive officers of CFC, as well as the citizenship of each such individual, are set forth below.

                                        Present Principal Occupation
     Name and Title                     Including Name of Employer
     --------------                     --------------------------

     Samuel Lewis Navarro            President of Empaques De Colon
     (President and Director)        Avenida Federico Boyd
                                     No. 431
                                     Panama City
                                     Panama

                                     Citizenship: Panamanian

     Juan Carlos Fabrega Roux        General Manager of Banistmo Securities Inc.
     (Secretary and Director)        50th & 77th Street
                                     San Francisco
                                     Panama City
                                     Panama

                                     Citizenship: Panamanian












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